(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23985
CUSIP NUMBER 67066G 10 4

For Period Ended: July 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NVIDIA Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2701 San Tomas Expressway

(Address of Principal Executive Office (Street and Number))

Santa Clara, California 95050

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced on August 10, 2006, the Audit Committee of the Board of Directors of NVIDIA is conducting a voluntary review of the Company’s stock option practices covering the time from the Company’s initial public offering in 1999 through the current fiscal year. The Audit Committee is conducting this review with the assistance of outside legal counsel. The Company has voluntarily contacted the Securities and Exchange Commission staff (the “SEC”) to inform them about the ongoing review and the SEC recently requested that the Company provide them with certain information relating to the Company’s historical stock option practices.

Although the review is ongoing, the Audit Committee has reached a preliminary conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants in certain prior periods. As a result, NVIDIA may record additional non-cash stock-based compensation expense related to stock option grants. Any additional non-cash stock-based compensation expense recorded will not affect the Company’s cash position or reported revenue for the recently completed quarter or any previous periods.

As a result of the ongoing review, NVIDIA was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 30, 2006 by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marvin D. Burkett (Name)	(408) (Area Code)	486-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the second quarter of fiscal 2007, revenue increased to a record $687.5 million, compared to $574.8 million for the second quarter of fiscal 2006, an increase of 20 percent. Revenue for the six months ended July 30, 2006 was a record $1.37 billion, compared to revenue of $1.16 billion for the six months ended July 31, 2005, an increase of 18 percent.

As previously announced on August 10, 2006, the Audit Committee of the Board of Directors of NVIDIA is conducting a voluntary review of the Company’s stock option practices covering the time from the Company’s initial public offering in 1999 through the current fiscal year.

Although the review is ongoing, the Audit Committee has reached a preliminary conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants in certain prior periods. As a result, NVIDIA may record additional non-cash stock-based compensation expense related to stock option grants. Any additional non-cash stock-based compensation expense recorded will not affect the Company’s cash position or reported revenue for the recently completed quarter or any previous periods. As the review related to stock option grants is currently ongoing, NVIDIA cannot at this time reasonably estimate the amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.

NVIDIA Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2006	By:	/s/ Jen-Hsun Huang
Jen-Hsun Huang President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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